SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 07 April 2014

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares
Enclosure 2	Director/PDMR Shareholding
Enclosure 3	Transaction in Own Shares
Enclosure 4	Transaction in Own Shares
Enclosure 5	Transaction in Own Shares
Enclosure 6	IAIN CONN TO JOIN BT BOARD
Enclosure 7	Transaction in Own Shares
Enclosure 8	Director Declaration
Enclosure 9	Transaction in Own Shares
Enclosure 10	Transaction in Own Shares
Enclosure 11	Transaction in Own Shares
Enclosure 12	Director/PDMR Shareholding
Enclosure 13	Transaction in Own Shares
Enclosure 14	Director/PDMR Shareholding
Enclosure 15	Transaction in Own Shares
Enclosure 16	Transaction in Own Shares
Enclosure 17	Transaction in Own Shares
Enclosure 18	Director/PDMR Shareholding
Enclosure 19	Total Voting Rights

Enclosure 1

3 March 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 3 March 2014 it purchased from Merrill Lynch International 470,000 ordinary shares at an average price of 404.9784 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 240,599,146 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,910,627,883.

The above figure (7,910,627,883) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

=ends=

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

WARREN EAST

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF ORDINARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

WARREN EAST

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

2,480 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

402.9 p PER SHARE

14. Date and place of transaction

03 MARCH 2014, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,480 ORDINARY SHARES

16. Date issuer informed of transaction

04 MARCH 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANDREW BENNETT - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

04 MARCH 2014

END

Enclosure 3

5 March 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 5 March 2014 it purchased from Merrill Lynch International 200,000 ordinary shares at an average price of 404.1368 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 231,216,178 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,920,010,851.

The above figure (7,920,010,851) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

6 March 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 6 March 2014 it purchased from Merrill Lynch International 200,000 ordinary shares at an average price of 403.1933 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 231,415,473 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,919,811,556.

The above figure (7,919,811,556) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

7 March 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 7 March 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 402.9252 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 231,715,473 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,919,511,556.

The above figure (7,919,511,556) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

March 10, 2014

IAIN CONN TO JOIN BT BOARD

Iain Conn, BP plc Managing Director and Chief Executive, Refining and Marketing, is to join the BT Board as a non-executive director. His appointment takes effect from 1 June 2014.

Iain joined BP in 1986 and worked in a variety of roles across the upstream, downstream and oil trading businesses. He joined BP's board in 2004 serving three years as group executive officer, strategic resources, until taking up his current position in 2007. Iain also has regional responsibility for Europe, Asia and Southern Africa. In addition to the UK, Iain has lived in Italy, Colombia and the US during his BP career.

Iain will stand down from the Rolls-Royce plc board in May having served nine years as a non-executive director, including seven as senior independent director. He is Chairman of the Advisory Board of The Imperial College Business School and a member of the Imperial College Council. Iain is also a member of the Energy and Climate Change Board, CBI, and a member of the advisory boards of the Centre for European Reform and of the Centre for China in the world Economy at Tsinghua University.

In welcoming the appointment, BT's Chairman, Sir Michael Rake, said: "I am delighted that Iain will be joining BT. He brings with him a wealth of experience in the technology and energy markets as well as broad international experience which will be a real asset to the Board."

Iain added: "I'm very much looking forward to joining BT. It's a very interesting time in the industry as a whole and I am excited about BT's role in it."

Iain Conn biography
Iain Conn joined BP Oil International in 1986, working in a variety of roles in oil trading, commercial refining and exploration before becoming, on the merger between BP and Amoco in 1999, vice president of BP Amoco Exploration's mid-continent business unit in Houston. At the end of 2000, he returned to London as group vice president and a member of the Refining and Marketing segment's executive committee, taking over responsibility in 2001 for BP's marketing operations in Europe. In 2002 he was appointed chief executive of BP Petrochemicals. Following his appointment to the board in 2004, he served for three years as group executive officer, strategic resources, in which he had responsibility for a number of regions and group functions including Technology, IT, Marketing, Safety, Procurement and Human Resources. He was appointed chief executive, Refining and Marketing on 1 June 2007. Iain has regional responsibility for Europe, including the UK, together with Asia and Southern Africa.

Iain has served as a non-executive director and senior independent director at Rolls-Royce plc, having joined in 2005 and will stand down from Rolls-Royce at the AGM in May. Iain is chairman of the advisory board of the Imperial College Business School and a member of the Imperial College Council.

Iain was born in Edinburgh and educated in Musselburgh, Scotland. He studied chemical engineering at the Imperial College London. Iain is a fellow of the Royal Academy of Engineering, the Royal Society of Edinburgh, the Institution of Chemicals Engineers, and the City and Guilds of London Institute.

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2013, BT Group's reported revenue was £18,103m with reported profit before taxation of £2,315m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Enclosure 7

10 March 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 10 March 2014 it purchased from Merrill Lynch International 475,000 ordinary shares at an average price of 398.1125 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 232,190,473 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,919,036,556.

The above figure (7,919,036,556) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

12 March 2014

BT GROUP plc

NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respect of Iain Conn whose appointment as a Director of BT Group plc was announced on 10 March 2014.

Directorships of publicly quoted companies in the last five years:

Company name	Appointed	Resigned
BP plc	1 July 2004
Rolls Royce plc	1 January 2005

Mr Conn has no additional information to disclose in respect of Listing Rule 9.6.13.

Enclosure 9

12 March 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 12 March 2014 it purchased from Merrill Lynch International 200,000 ordinary shares at an average price of 401.6066 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 231,133,368 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,920,093,661.

The above figure (7,920,093,661) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

13 March 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 13 March 2014 it purchased from Merrill Lynch International 390,000 ordinary shares at an average price of 399.3370 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 231,523,368 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,919,703,661.

The above figure (7,919,703,661) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 11

14 March 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 14 March 2014 it purchased from Merrill Lynch International 785,000 ordinary shares at an average price of 388.8574 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 232,301,551 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,918,925,478.

The above figure (7,918,925,478) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

EXERCISE OF OPTIONS UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP plc

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

TONY CHANMUGAM

OPTIONS EXERCISED UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN. 37,384 AT AN OPTION PRICE OF £1.92.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

9,064

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

3.95 Pence

14. Date and place of transaction

14 MARCH 2014, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TONY CHANMUGAM

PERSONAL HOLDING: 854,925 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 626,283 SHARES

BT GROUP INCENTIVE SHARE PLAN: 1,512,207 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,024 SHARES

16. Date issuer informed of transactions

14 MARCH 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

17 MARCH 2014

END

Enclosure 13

17 March 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 17 March 2014 it purchased from Merrill Lynch International 430,000 ordinary shares at an average price of 392.2628 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 232,712,334 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,918,514,695.

The above figure (7,918,514,695) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 14

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TONY CHANMUGAM

8 State the nature of the transaction

TRANSFER OF SHARES FOR NIL CONSIDERATION TO A CHARITABLE TRUST - THE FARS CHANMUGAM CHARITABLE TRUST

TRANSFER OF SHARES FOR NIL CONSIDERATION TO FRANCES CHANMUGAM.

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

80,000 shares to the Fars Chanmugam Charitable Trust
10,000 shares to Frances Chanmugam

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

18 MARCH 2014, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TONY CHANMUGAM
PERSONAL HOLDING: 774,925 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 626,283 SHARES
BT GROUP INCENTIVE SHARE PLAN: 1,512,207 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,024 SHARES

16. Date issuer informed of transaction

17 MARCH 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

18 MARCH 2014

END

Enclosure 15

18 March 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 18 March 2014 it purchased from Merrill Lynch International 360,000 ordinary shares at an average price of 392.3707 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 233,072,334 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,918,154,695.

The above figure (7,918,154,695) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 16

19 March 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 19 March 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 394.6480 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 232,640,879 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,918,586,150.

The above figure (7,918,586,150) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 17

20 March 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 20 March 2014 it purchased from Merrill Lynch International 241,000 ordinary shares at an average price of 391.0855 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 232,877,875 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,918,349,154.

The above figure (7,918,349,154) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 18

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

KAREN RICHARDSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

KAREN RICHARDSON

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF AMERICAN DEPOSITARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH - HELD AS AMERICAN DEPOSITARY SHARES (ADS) WHERE 1 ADS REPRESENTS 10 ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

KAREN RICHARDSON

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

300 AMERICAN DEPOSITARY SHARES (BEING 3,000 ORDINARY SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

US$64.5143 PER SHARE

14. Date and place of transaction

20 MARCH 2014, BOSTON MA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

750 AMERICAN DEPOSITARY SHARES (7,750 ORDINARY SHARES)

16. Date issuer informed of transaction

20 MARCH 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

21 MARCH 2014

END

Enclosure 19

Monday 31 March 2014

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 March 2014 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 232,566,384 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,918,660,645.

The above figure (7,918,660,645) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  07 April 2014